UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Centessa Pharmaceuticals plc
(Name of Issuer)

Ordinary shares, par value UK£0.002 per share
(Title of Class of Securities)

152309100
(CUSIP Number)

Michael Gosk c/o General Atlantic Service Company, L.P. 55 East 52nd Street, 33rd Floor New York, New York 10055 (212) 715-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**This CUSIP number applies to Centessa Pharmaceuticals plc.’s American Depositary Shares, each representing one ordinary share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 152309100	SCHEDULE 13D	Page 2 of 21

1	NAME OF REPORTING PERSON General Atlantic Coöperatief U.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 152309100	SCHEDULE 13D	Page 3 of 21

1	NAME OF REPORTING PERSON General Atlantic UM B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 152309100	SCHEDULE 13D	Page 4 of 21

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 152309100	SCHEDULE 13D	Page 5 of 21

1	NAME OF REPORTING PERSON General Atlantic Partners (Bermuda) EU, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 152309100	SCHEDULE 13D	Page 6 of 21

1	NAME OF REPORTING PERSON General Atlantic Partners (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 152309100	SCHEDULE 13D	Page 7 of 21

1	NAME OF REPORTING PERSON General Atlantic GenPar (Lux) SCSp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 152309100	SCHEDULE 13D	Page 8 of 21

1	NAME OF REPORTING PERSON General Atlantic (Lux) S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 152309100	SCHEDULE 13D	Page 9 of 21

1	NAME OF REPORTING PERSON General Atlantic GenPar (Bermuda), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 152309100	SCHEDULE 13D	Page 10 of 21

1	NAME OF REPORTING PERSON GAP (Bermuda) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 152309100	SCHEDULE 13D	Page 11 of 21

1	NAME OF REPORTING PERSON General Atlantic Coöperatief, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,681,818
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,681,818
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,681,818
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 152309100	SCHEDULE 13D	Page 12 of 21

Item 1.	Security and Issuer.

This Schedule 13D (the “Statement”) relates to the ordinary shares, par value UK£0.002 per share (the “ordinary shares”) of Centessa Pharmaceuticals plc, a public limited company incorporated in England and Wales (the “Company”), whose principal executive offices are located at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT.

The Company’s American depositary shares (the “ADSs”), each representing one ordinary share, are listed on the Nasdaq Global Select Market under the symbol “CNTA.”

Item 2.	Identity and Background.

(a)-(c), (f) This Statement is being filed by a “group,” as defined in Rule 13d-5 of the General Rules and Regulations promulgated under the Exchange Act. The members of the group are:

(i)	General Atlantic Coöperatief U.A., a Dutch cooperative association (“GA Coop UA”);
(ii)	General Atlantic UM B.V., a Dutch private limited company (“GA UM”);
(iii)	General Atlantic Partners (Bermuda) IV, L.P., a Bermuda exempted limited partnership (“GAP Bermuda IV”);
(iv)	General Atlantic Partners (Bermuda) EU, L.P. a Bermuda exempted limited partnership (“GAP Bermuda EU”);
(v)	General Atlantic Partners (Lux) SCSp, a Luxembourg special limited partnership (“GAP Lux”);
(vi)	General Atlantic Coöperatief, L.P., a Bermuda exempted limited partnership (“GA Coop LP”);
(vii)	General Atlantic GenPar (Lux) SCSp, a Luxembourg special limited partnership (“GA GenPar Lux”);
(viii)	General Atlantic (Lux) S.à r.l., a Luxembourg private limited liability company (“GA Lux Sarl”);
(ix)	General Atlantic GenPar (Bermuda), L.P., a Bermuda exempted limited partnership (“GenPar Bermuda”);
(x)	GAP (Bermuda) Limited, a Bermuda exempted company (“GAP (Bermuda)”); and

CUSIP No. 152309100	SCHEDULE 13D	Page 13 of 21

Each of the foregoing is referred to as a Reporting Person and collectively as the “Reporting Persons.” GAP Bermuda IV, GAP Bermuda EU, GAP Lux and GA Coop LP are collectively referred to as the “GA Funds.”

The registered address of each of the Reporting Persons (other than GA Coop UA, GA UM, GAP Lux, GA GenPar Lux and GA Lux Sarl) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The registered address of GA Coop UA and GA UM is Raamplein 1, 1016 XK, Amsterdam, The Netherlands. The registered address of GAP Lux, GA GenPar Lux and GA Lux Sarl is 412F, route d’Esch, L-2086 Luxembourg, Grand Duchy of Luxembourg.

Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

GA UM is wholly owned by GA Coop UA. The members of GA UM that share beneficial ownership of the ordinary shares held of record by GA UM through Coop UA are the GA Funds. The general partner of GAP Lux is GA GenPar Lux and the general partner of GA GenPar Lux is GA Sarl. The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Sarl is GenPar Bermuda. GAP (Bermuda) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the management committee of GAP (Bermuda) (the “GA Management Committee”) as of the date hereof. Each of the members of the GA Management Committee disclaims ownership of the ordinary shares except to the extent he has a pecuniary interest therein. The information required by General Instruction C to Schedule 13D is attached hereto as Schedule A and is hereby incorporated by reference. The present principal occupation or employment of each of the members of the GA Management Committee is as a managing director of General Atlantic LLC, a Delaware limited liability company (“GA LLC”).

(d)-(e) None of the Reporting Persons and none of the individuals listed on Schedule A has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 152309100	SCHEDULE 13D	Page 14 of 21

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the closing of the initial public offering (the “IPO”) of the Company on June 2, 2021, 8,181,818 Series A preferred shares of the Company held directly by GA UM automatically converted on a one-for-one basis into an equal number of ordinary shares.

GA UM purchased 1,500,000 ADSs at a price of $20 per ADS in the IPO. The funds to purchase the ADSs were obtained from contributions from the GA Funds.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the ADSs reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, management of the Company, one or more members of the board of directors of the Company, and may make suggestions concerning the Company’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Company and such other matters as the Reporting Persons may deem relevant to their investment in the ordinary shares or the ADSs. The Reporting Persons expect that they will, from time to time, review their investment position in the ADSs or the Company and may, depending on the Company’s performance and other market conditions, increase or decrease their investment position in the ADSs or the ordinary shares. The Reporting Persons may, from time to time, make additional purchases of ADSs or ordinary shares either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Company’s business, prospects and financial condition, the market for the ADSs or the ordinary shares, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the ADSs or the ordinary shares and/or enter into derivative transactions with institutional counterparties with respect to the Company’s securities, including the ADSs or the ordinary shares.

CUSIP No. 152309100	SCHEDULE 13D	Page 15 of 21

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

(a) The percentages used herein are calculated based upon on an aggregate of 89,889,419 ordinary shares issued and outstanding following the closing of the IPO, as reported in the Company’s prospectus filed under Rule 424(b)(4), dated May 27, 2021, filed with the U. S. Securities and Exchange Commission (the “SEC”) on June 1, 2021.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 9,681,818 ordinary shares, or approximately 10.8% of the aggregate 89,889,419 ordinary shares.

By virtue of the fact that (i) GA Coop UA owns all of GA UM’s voting shares, (ii) the GA Funds contributed the capital to GA Coop UA to fund GA UM’s purchases of the ADSs and may direct GA Coop UA with respect to its shares of GA UM, (iii) GAP (Bermuda) is the general partner of GenPar Bermuda and GA Coop LP, and GenPar Bermuda is the general partner of GAP Bermuda IV and GAP Bermuda EU, and is the sole shareholder of GA Sarl, (iv) GA Sarl is the general partner of GA Genpar Lux and GA Genpar Lux is the general partner of GAP Lux, and (v) the members of the GA Management Committee control the investment decisions of GAP (Bermuda), the Reporting Persons may be deemed to have the power to vote and direct the disposition of the ADSs owned of record by GA UM. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own an aggregate of 9,681,818 ordinary shares, or approximately 10.8% of the aggregate 87,424,419 ordinary shares as described above.

(b) Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 9,681,818 ordinary shares that may be deemed to be beneficially owned by each of them.

(c) Except as set forth in Item 3, or otherwise herein, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a), none of the persons named in response to Item 5(a) has effected any transactions in the 9,681,818 ordinary shares during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

CUSIP No. 152309100	SCHEDULE 13D	Page 16 of 21

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The information disclosed under Item 3 and Item 4 above is hereby incorporated by reference into this Item 6.

Please see Item 5(a), which is hereby incorporated by reference. The GA Funds and the members of the GA Management Committee may, from time to time, consult among themselves and coordinate the voting and disposition of ordinary shares held of record by GA UM as well as such other action taken on behalf of the Reporting Persons with respect to the ADSs or ordinary shares held by the Reporting Persons as they deem to be in the collective interest of the Reporting Persons.

Pursuant to a Registration Rights Agreement (the “Registration Rights Agreement”), dated January 29, 2021, by and among the Company, GA UM and the other shareholders of the Company named therein, the Reporting Persons are entitled to certain customary demand registration and piggyback registration rights, in each case subject to the terms and conditions of the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 declared effective by SEC on May 25, 2021.

In addition, GA UM entered into a customary lock-up agreement with the underwriters in the IPO (the “Lock-Up Agreement”), pursuant to which it agreed, subject to specified exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, ADSs or ordinary shares or any other securities convertible into ADSs or ordinary shares or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ADSs or ordinary shares, for a period commencing on April 21, 2021 and ending 180 days after May 27, 2021, the date of the final prospectus with respect to the IPO.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement. A copy of the Lock-Up Agreement is attached hereto as Exhibit 2.

The Reporting Persons entered into a Joint Filing Agreement on June 11, 2021 (the “Joint Filing Agreement”), pursuant to which they have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. A copy of the Joint Filing Agreement is attached hereto as Exhibit 1.

CUSIP No. 152309100	SCHEDULE 13D	Page 17 of 21

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule A hereto and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.
Exhibit 1:	Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Exchange Act.

Exhibit 2:	Lock-Up Agreement between Centessa Pharmaceuticals plc and General Atlantic UM B.V., dated as of April 21, 2021.

CUSIP No. 152309100	SCHEDULE 13D	Page 18 of 21

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2021

GENERAL ATLANTIC COÖPERATIEF U.A.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ Rik van Velzen
	Name:	Rik van Velzen
	Title:	Director B

GENERAL ATLANTIC UM B.V.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ Rik van Velzen
	Name:	Rik van Velzen
	Title:	Director B

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 152309100	SCHEDULE 13D	Page 19 of 21

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (LUX) SCSP

By:	GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner

By:	GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

CUSIP No. 152309100	SCHEDULE 13D	Page 20 of 21

GENERAL ATLANTIC GENPAR, (LUX) SCSP

By:	GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) LMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

CUSIP No. 152309100	SCHEDULE 13D	Page 21 of 21

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC COÖPERATIEF, L.P.

By:	GAP (BERMUDA) LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

SCHEDULE A

Members of the GA Management Committee (as of the date hereof)

Name	Business Address	Citizenship
William E. Ford (Chief Executive Officer)	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Gabriel Caillaux	23 Savile Row London W1S 2ET United Kingdom	France
Andrew Crawford	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Martin Escobari	55 East 52nd Street 33rd Floor New York, New York 10055	Bolivia and Brazil
Anton J. Levy	55 East 52nd Street 33rd Floor New York, New York 10055	United States
Sandeep Naik	Asia Square Tower 1 8 Marina View, #41-04 Singapore 018960	United States
Graves Tompkins	55 East 52nd Street 33rd Floor New York, New York 10055	United States
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EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13D-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is accurate.

Dated as of June 11, 2021

GENERAL ATLANTIC COÖPERATIEF U.A.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ Rik van Velzen
	Name:	Rik van Velzen
	Title:	Director B

GENERAL ATLANTIC UM B.V.

By:	/s/ I.M. van der Hoorn
	Name:	I.M. van der Hoorn
	Title:	Director A

By:	/s/ Rik van Velzen
	Name:	Rik van Velzen
	Title:	Director B

GENERAL ATLANTIC PARTNERS (BERMUDA) IV, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (BERMUDA) EU, L.P.

By:	GENERAL ATLANTIC GENPAR (BERMUDA), L.P., its general partner

By:	GAP (BERMUDA) LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC PARTNERS (LUX) SCSP

By:	GENERAL ATLANTIC GENPAR (LUX) SCSP, its general partner

By:	GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC GENPAR, (LUX) SCSP

By:	GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC (LUX) S.À R.L.

By:	/s/ Ingrid van der Hoorn
	Name:	Ingrid van der Hoorn
	Title:	Manager A

By:	/s/ Gregor Dalrymple
	Name:	Gregor Dalrymple
	Title:	Manager B

GENERAL ATLANTIC GENPAR (BERMUDA), L.P.

By:	GAP (BERMUDA) LMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GAP (BERMUDA) LIMITED

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

GENERAL ATLANTIC COÖPERATIEF, L.P.

By:	GAP (BERMUDA) LIMITED, its general partner

By:	/s/ Michael Gosk
	Name:	Michael Gosk
	Title:	Managing Director

EXHIBIT 2

LOCK-UP AGREEMENT

April 21, 2021

Morgan Stanley & Co. LLC

Goldman Sachs & Co. LLC

Jefferies LLC

Evercore Group L.L.C.

c/o Morgan Stanley & Co. LLC

    1585 Broadway

    New York, NY 10036

c/o Goldman Sachs & Co. LLC

    200 West Street

    New York, New York 10282

c/o Jefferies LLC

    520 Madison Avenue

    New York, New York 10022

c/o Evercore Group L.L.C.

    55 East 52nd Street

    New York, New York 10055

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Jefferies LLC and Evercore Group L.L.C. (the “Representatives”) propose to enter into an Underwriting Agreement (the “Underwriting Agreement”) with Centessa Pharmaceuticals Limited, a private limited company incorporated under the laws of England & Wales (to be registered as a public limited company prior to the Public Offering as defined herein) (the “Company”), providing for the public offering (the “Public Offering”) by the several Underwriters, including the Representatives (the “Underwriters”), of American Depositary Shares (the “ADSs”) representing ordinary shares of the Company (“Ordinary Shares” and, together with the ADSs, the “Securities”).

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of each of the Representatives on behalf of the Underwriters, it will not, and will not publicly disclose an intention to, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the “Restricted Period”) relating to the Public Offering (the “Prospectus”), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Securities beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), by the undersigned or any other securities so owned convertible into or exercisable or exchangeable for Securities or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Securities or such other securities, in cash or otherwise. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transactions designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any Securities, or securities convertible into or exercisable or exchangeable for Securities, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned. The foregoing restrictions shall not apply to:

(a)     transactions relating to Securities acquired in (i) the Public Offering (other than, if the undersigned is an officer or director of the Company, any issuer-directed Securities purchased in the Public Offering by such officer or director of the Company), (ii) private placement transactions exempt from registration consummated substantially concurrently with or following the Public Offering or (iii) open market transactions after the completion of the Public Offering;

(b)     transfers of Securities or any security convertible into or exercisable or exchangeable for Securities as a bona fide gift;

(c)     distributions of Securities or any security convertible into or exercisable or exchangeable for Securities to limited partners, shareholders, members, general partners, managers, directors, officers or employees or trust beneficiaries of the undersigned or of the undersigned’s affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) or to any investment fund or other entity that is directly or indirectly controlling, controlled by, managing or managed by or under common control with the undersigned or the undersigned’s affiliates in a transaction not involving a disposition for value;

(d)     the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Securities, provided that such plan does not provide for the transfer of Securities during the Restricted Period;

(e)     transfers or dispositions of Securities or other securities to any member of the immediate family of the undersigned or any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned in a transaction not involving a disposition for value;

(f)     transfers or dispositions of Securities or any security convertible into or exercisable or exchangeable for Securities to any corporation, partnership, limited liability company or other entity that is directly or indirectly controlling, controlled by, managing or managed by or under common control with the undersigned or the undersigned’s affiliates; including, for the avoidance of doubt, transfers or distributions of Securities or any securities convertible into or exercisable or exchangeable for Securities to a fund managed by the same manager or managing member or general partner or management company or by an entity controlling, controlled by, or under common control with such manager or managing member or general partner or management company as the undersigned or who shares a common investment advisor with the undersigned, in a transaction not involving a disposition for value;

(g)     transfers or dispositions of Securities (x) by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned upon the death of the undersigned, or (y) by operation of law pursuant to a domestic order or negotiated divorce settlement;

(h)     transfers or dispositions of Securities or any other security convertible into or exercisable or exchangeable for Securities to the Company pursuant to any contractual arrangement in effect prior to the date hereof and disclosed to each of the Representatives that provides for the repurchase of the undersigned’s Securities by the Company or in connection with the termination of the undersigned’s employment with or service to the Company, provided that the repurchase price for any such Securities shall not exceed the original purchase price (subject to appropriate adjustment in the event of any share dividend, share split, combination or other similar recapitalization) paid by the undersigned to the Company for such securities;

(i)     the conversion of any convertible preferred shares described in the Prospectus and outstanding as of the date of the Prospectus into, or the exercise of any option or warrant described in the Prospectus and outstanding as of the date of the Prospectus for, Securities, provided that any such Securities received by the undersigned shall be subject to the terms of this letter; provided, further, that no public filing or public announcement under Section 16(a) of the Exchange Act shall be voluntarily made and any public filing or public announcement under Section 16(a) of the Exchange Act required during the Restricted Period in connection with the conversion of such preferred share or the exercise of such share option or warrant shall clearly indicate in the footnotes thereto or comments section thereof that the filing relates to the conversion of preferred share or the exercise of a share option or warrant, as the case may be, that no Securities were sold by the reporting person and that the Securities received upon exercise of the share option or warrant are subject to a lock-up agreement with the Underwriters of the Public Offering;

(j)     transfers or dispositions of Securities or such other securities pursuant to a bona fide tender offer for shares of the Company’s share capital, merger, consolidation or other similar transaction made to all holders of the Company’s securities involving a Change of Control (as defined below) of the Company (including without limitation, the entering into of any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of Securities or other securities in connection with such transaction) that has been approved by the board of directors of the Company, provided that, in the event that such Change of Control transaction is not consummated, this clause (j) shall not be applicable and the undersigned’s shares and other securities shall remain subject to the restrictions contained in this letter; or

(k)     (A) the registration of the offer and sale of the ADSs and the sale of such ADSs to the Underwriters, in each case as contemplated by the Underwriting Agreement or (B) the deposit of Ordinary Shares with the depositary, in exchange for the issuance of ADSs, or the cancellation of ADSs in exchange for the issuance of Ordinary Shares, provided that such ADSs or Ordinary Shares issued pursuant to clauses (A) and (B) held by the undersigned shall remain subject to the terms of this agreement;

provided that, in the case of any transfer or distribution pursuant to clauses (b), (c), (e), (f) or (g), each transferee or distributee shall sign and deliver to each of the Representatives a lock-up letter substantially in the form of this letter; provided further that in the case of any transfer or distribution pursuant to clauses (a), (b), (c), (d), (e), (f), (g) or (h), no public announcement or public filing under Section 16(a) of the Exchange Act relating to such transfer or distribution shall be required or shall be voluntarily made during the Restricted Period.

For purposes of this letter, “immediate family” shall mean any relationship by blood, marriage, domestic partnership or adoption, not more remote than first cousin, and “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an Underwriter pursuant to the Public Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold at least 75% of the outstanding voting securities of the Company (or the surviving entity), provided that, for the avoidance of doubt, the Public Offering shall not constitute a Change of Control.

In addition, the undersigned agrees that, without the prior written consent of each of the Representatives on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for Securities. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of the undersigned’s Securities during the Restricted Period except in compliance with the foregoing restrictions.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing restrictions shall be equally applicable to any issuer-directed Securities the undersigned may purchase in the Public Offering.

If the undersigned is an officer or director of the Company, (i) each of the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Securities, each of the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by each of the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration or that is to an immediate family member as defined in FINRA Rule 5130(i)(5) and (b) the transferee has agreed in writing to be bound by the same terms described in this agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that a release is granted to any officer or director of the Company or any Major Holder (as defined below) other than the undersigned relating to the lock-up restrictions set forth above for shares of the Company’s Securities (a “Discretionary Release”), the same pro rata percentage of shares of the Company’s Securities held by the undersigned (the “Pro-rata Release”) shall be immediately released from the lock-up restrictions set forth herein, on the same terms and conditions and subject to the same restrictions applicable to such Discretionary Release; provided, however, that such Pro-rata Release shall not be required in connection with any Discretionary Release (a) to the extent all such Discretionary Releases granted to all parties by each of the Representatives constitute in the aggregate an amount less than or equal to 1% of the Company’s total outstanding shares (determined as of the closing date of the Public Offering for, and giving effect to, the Public Offering) and no releases are granted to any officer or director of the Company; (b) granted in connection with any underwritten primary or secondary public offering (an “Underwritten Sale”) of the Company’s Securities during the Restricted Period, provided, however, that the undersigned, to the extent the undersigned has a contractual right to demand or require the registration of the undersigned’s Securities or otherwise “piggyback” on a registration statement filed by the Company for the offer and sale of its Securities, is offered the opportunity to participate on a pro rata basis consistent with such contractual rights with and otherwise on the same terms as any other equity holders in such Underwritten Sale; (c) if the release or waiver is effected solely to permit a transfer not involving a disposition for value; or (d) granted upon a determination by each of the Representatives in their sole judgment that a natural person who is a record or beneficial owner of any Securities or other securities should be granted an early Discretionary Release due to circumstances of an emergency or hardship. In the event that the undersigned is released from any of its obligations under this letter during the Restricted Period, each of the Representatives shall use their commercially reasonable efforts to provide notification of such to the undersigned within three business days thereof, which notification shall state the percentage of shares held by such person or entity to be released; provided that the failure to provide such notice to the Company or the undersigned shall not give rise to any claim or liability against the Representatives or the Underwriters. For purposes of this letter, “Major Holder” means any shareholder who beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act), as of immediately prior to the consummation of the Public Offering, more than 5% of the outstanding Securities, calculated on an as-converted, fully-diluted basis; provided that, for purposes of determining the beneficial ownership of a shareholder, all shares of Securities beneficially owned by investment funds affiliated with such shareholder shall be aggregated.

If the undersigned is not a natural person, the undersigned represents and warrants that no single natural person, entity or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than a natural person, entity or “group” (as described above) that has executed a lock-up agreement in substantially the same form as this agreement, beneficially owns, directly or indirectly, 50% or more of the common equity interests, or 50% or more of the voting power, in the undersigned.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Securities and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering or sell any Securities at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

The undersigned hereby consents to receipt of this agreement in electronic form and understand and agree that this agreement may be signed electronically. If any signature is delivered by facsimile transmission, electronic mail, or otherwise by electronic transmission evidencing an intent to sign this agreement (including any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com), such facsimile transmission, electronic mail or other electronic transmission shall create a valid and binding obligation of the undersigned with the same force and effect as if such signature were an original. Execution and delivery of this agreement by facsimile transmission, electronic mail or other electronic transmission is legal, valid and binding for all purposes.

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This agreement shall be governed by and construed in accordance with the laws of the State of New York.

The undersigned understands that, if (i) each of the Representatives, on the one hand, or the Company, on the other hand, informs the other in writing, prior to the execution of the Underwriting Agreement, that it has determined not to proceed with the Public Offering, (ii) the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the securities to be sold thereunder, (iii) the registration statement related to the Public Offering is withdrawn prior to execution of the Underwriting Agreement or (iv) the Underwriting Agreement is not executed on or before September 30, 2021 (which date may be extended for an additional three months by the Company upon written notice to the undersigned), then, in each case, this letter shall automatically, and without any action on the part of any other party, be of no further force and effect, and the undersigned shall be automatically released from all obligations under this letter.

IF AN INDIVIDUAL:	IF AN ENTITY:

General Atlantic UM B.V.
(duly authorized signature)	(please print complete name of entity)

Name:	By:	/s/ I.M. van der Hoorn	/s/ W.H. Kamphuijs
(please print full name)		(duly authorized signature)

	Name:	I.M. van der Hoorn	W.H. Kamphuijs
(please print full name)

	Title:	Director A	Director B
(please print full title)

Address:	Address:
Raamplein 1
1016 XK Amsterdam
The Netherlands

Email:	Email:	ivanderhoorn@generalatlantic.com
gcruess@generalatlantic.com